UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the semiannual period ended June 30, 2023

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

1

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA (the “Semiannual Report”). This discussion and analysis contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A. The accompanying consolidated balance sheets and the related consolidated statements of operations, members’ equity and cash flows as of June 30, 2023 and for the six months ended June 30, 2023 and June 30, 2022 are unaudited and have not been reviewed by external auditors.

Overview

Roots Real Estate Investment Community I, LLC, a Georgia limited liability company (the “Company”, “we”, “our”, or “us”), was formed on December 8, 2020 and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in single family and multifamily residential real estate properties and development projects. Initially, the Company has targeted real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the State of Georgia that has value-add potential. However, the Manager (defined below) is not limited to searching only in the Atlanta MSA, and the Company may also invest in other major MSAs across the United States. Substantially all the Company’s business is managed by Roots REIT Management, LLC, a Georgia limited liability company (the “Manager”) which is a wholly owned subsidiary of the sponsor, Seed InvestCo, LLC, a Georgia limited liability company (the “Sponsor”).

We are offering and will continue to offer up to $75,000,000 of our units of limited liability company membership interests (“Units”) pursuant to Regulation A as promulgated under the Securities Act of 1933, as amended, as discussed in our Offering Circular dated March 6, 2023, as supplemented, and as the same may be amended and/or supplemented from time to time (the “Offering Circular”). As of June 30, 2023, we had raised total gross offering proceeds of $14,020,943 (including $6,527,328 in a private placement prior to the offering circular dated July 12, 2022, being declared “qualified” of which $182,995 was from our Sponsor). As of September 19, 2023, the Company has raised a total of $16,844,756 in capital, of which $182,995 is from our Sponsor.

Our Investments

On January 1, 2023, the Company acquired 17 properties for an aggregate purchase price of $4,049,226.

On June 30, 2023, the Company acquired 6 properties for an aggregate purchase price of $2,429,100.

Liquidity and Capital Resources

Proceeds from Units sold in the Offering have been, and will continue to be, primarily used for property acquisitions and capital expenditures.

We may selectively employ leverage to enhance total returns to our Members through a combination of senior financing and other financing transactions. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and rental activities including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company’s real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by the Company. Inflation risk is the risk that rising prices could increase the Company’s operating expenses and impact residents.

These economic conditions could result in a general decline in acquisition, and rental activity, as well as a general decline in the value of real estate and in rents. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing real estate assets. During an economic downturn, it may also take longer for us to dispose of real estate investments, or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses with respect to such impairment or we could experience reduced profitability. Further, our exposure to adverse general economic conditions is heightened by our use of leverage.

All of the conditions described above could materially and adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and decrease the value of an investment in us. In addition, in an extreme deterioration of economic conditions, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts.

2

Distributions

On March 31, 2023, the Manager declared a quarterly cash distribution of $1.50 per Unit for Members of record as of the close of business on February 28, 2023. Subsequently, on July 1, 2023, the Manager of the Company declared a quarterly cash distribution of $2.00 per Unit for Members of record as of the close of business on May 31, 2023. We expect that distributions declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any future distributions by the Company will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a Member may obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice for any reason, including to protect our operations and our non-redeemed Members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Sources of Operating Revenues and Cash Flows

Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.

We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.

Cash Flows from Operating Activities

For the six months ended June 30, 2023 and 2022, net cash provided by operating activities was $294,027 and $146,126, respectively. For the six months ended June 30, 2023 and 2022, net cash flow from operating activities increased primarily due to an increase in net income, depreciation and amortization.

Cash Flows from Investing Activities

For the six months ended June 30, 2023 and 2022, net cash used in investing activities was $7,009,977 and $4,706,073, respectively. For the six months ended June 30, 2023 and 2022, net cash used in investing activities increased due to the acquisition of twenty-three properties purchased during the period through additions to notes receivable – related party.

Cash Flows from Financing Activities

For the six months ended June 30, 2023 and 2022, net cash provided by financing activities was $7,333,600, and $4,204,724, respectively. For the six months ended June 30, 2023 and 2022, net cash provided by financing activities increased due to proceeds from the mortgage loan payable and proceeds from issuance of member units.

Results of Operations

Refer to our Consolidated Statements of Operations in our consolidated financial statements.

For the six months ended June 30, 2023, we had net income attributable to Roots Real Estate Investment Community I, LLC in the amount of $189,093. This was driven by rental income from acquired properties and interest income from a related party offset by operating expenses, depreciation and interest expense.

Based on a comparison of the six months ended June 30, 2023 versus 2022, total revenues increased by $430,216 and operating expenses increased by $275,800. Nonoperating expense increased by $125,352, which was primarily attributable to an increase in depreciation and interest expense partially offset by interest income related party and the gain on sale of real asset.

3

We expect that rental income, operating and maintenance, property management fees, real estate taxes and insurance, general and administration, depreciation and interest expense will increase as we continue to acquire additional properties.

Outlook and Recent Trends

During the six months ended June 30, 2023, financial markets and interest rates fluctuated significantly, with rates continuing to climb. The residential real estate market cooled off a bit and we anticipate this will continue as rates continue to rise and median home prices start to peak in the short term. Management believes that our unique, disciplined acquisition process will allow us to continue to access properties in our market at below market pricing and allow us to continue to execute on our value-add strategy of building a real estate investment opportunity that delivers to our investors and our Residents.

Critical Accounting Policies

See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding Related Party Arrangements, please see Note 5 in the accompanying consolidated financial statements below.

Recent Developments

Between July 1, 2023 and September 19, 2023, the Company issued 4,412 Units at a Unit price of $120.00 and 21,988 Units at a Unit price of $124.00 respectively, for $3,255,985 in proceeds. As of September 19, 2023, the aggregate Units outstanding were 150,687 units for total offering proceeds of $16,844,756 (including the 64,234 Units totaling $6,526,828 received in a private placement prior to the initial offering being declared effective).

Item 2. Other Information

None.

4

Item 3. Financial Statements

CONDENSED FINANCIAL STATEMENTS

F-1

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	(Unaudited)	(Audited)
	June 30, 2023	31-Dec-22

Assets:
Real estate:
Land	$3,910,304	$2,733,792
Building and improvements	10,196,609	6,084,256
Total real estate	14,106,913	8,818,048
Less: accumulated depreciation	(238,427)	(111,767)
Real estate, net	13,868,486	8,706,281
Cash and cash equivalents	1,005,456	446,324
Restricted cash	79,414	20,896
Due from related parties, net	11,958	33,674
Note receivable - related party	5,117,790	2,105,091
Prepaid expenses and other assets	94,404	49,499
Total assets	$20,177,508	$11,361,765

Liabilities:
Mortgage loans payable, net of unamortized deferred financing costs of $164,292 and $116,414 as of June 30, 2023 and December 31, 2022, respectively	$8,471,538	$3,597,016
Accounts payable	2,031	6,241
Deposits	42,690	69,190
Distributions payable	229,806	120,211
Deferred income	13,829	11,553
Other liabilities	3,090	4,330
Total liabilities	8,762,984	3,808,541

Commitments and contingencies (see note 6)

Members’ equity:
Members’ equity (125,467 and 82,169 member units issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	14,020,943	8,546,232
Membership commitments	(330,894)	-
Distributions in excess of cumulative net income	(2,275,525)	(993,008)
Total members’ equity	11,414,524	7,553,224
Total liabilities and members’ equity	$20,177,508	$11,361,765

See notes to consolidated financial statements.

F-2

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITIED)

	For the Six Months Ended June 30,
	2023	2022

Revenues:
Rental income	$647,605	$217,389
Total revenues	647,605	217,389

Expenses:
Operating and maintenance	128,695	23,313
Property management fees - related party	65,233	24,047
Real estate taxes and insurance	41,190	17,140
General and administrative	109,417	4,235
Total operating expenses	344,535	68,735
Net operating income	303,070	148,654

Nonoperating income (expenses):
Interest income - related party	153,427	81,186
Gain on sale of real estate	91,627	-
Depreciation	(130,582)	(28,892)
Interest expense	(228,449)	(40,919)
Total nonoperating income (expense), net	(113,977)	11,375

Net income	$189,093	$160,029

See notes to consolidated financial statements.

F-3

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (UNAUDITED)

For the Six Months Ended June 30, 2023

	Member Units	Members’ Equity	Members’ Commitments	Distributions in Excess of Cumulative Net Income	Total Members’ Equity
Balance at January 1, 2023	82,169	$8,546,232	$-	$(993,008)	$7,553,224
Issuance of member units	41,371	5,229,551	-	-	5,229,551
Members’ commitments	2,745	330,894	(330,894)	-	-
Redemptions of member units	(818)	(85,734)	-	-	(85,734)
Capital reductions	-	-	-	(1,094,533)	(1,094,533)
Distributions	-	-	-	(377,077)	(377,077)
Net income	-	-	-	189,093	189,093
Balance at June 30, 2023	125,467	$14,020,943	$(330,894)	$(2,275,525)	$11,414,524

For the Six Months Ended June 30, 2022

	Member Units	Members’ Equity	Members’ Commitments	Distributions in Excess of Cumulative Net Income	Total Members’ Equity
Balance at January 1, 2022	39,753	$3,926,253	$(631,000)	$(315,382)	$2,979,871
Issuance of member units	25,631	2,727,088	631,000	-	$3,358,088
Capital reductions	-	-		(246,550)	(246,550)
Distributions	-	-		(188,928)	(188,928)
Net income	-	-		160,029	160,029
Balance at June 30, 2022	65,384	$6,653,341	$-	$(590,831)	$6,062,510

See notes to consolidated financial statements

F-4

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$189,093	$160,029
Gain on sale of real estate assets	(91,627)	-
Depreciation	130,582	28,892
Amortization of deferred financing costs	38,387	1,415
Changes in assets and liabilities:
Due from related parties, net	21,716	(40,859)
Prepaid expenses and other assets	(44,905)	859
Accounts payable	(4,210)	-
Deposits	52,715	(9,393)
Deferred income	2,276	5,183
Net cash provided by operating activities	294,027	146,126
Cash flows from investing activities:
Proceeds from sale of real estate	320,868	-
Additions to real estate	(187,330)	(66,073)
Additions to note receivable - related party	(7,143,515)	(4,640,000)
Net cash used in investing activities	(7,009,977)	(4,706,073)
Cash flows from financing activities:
Proceeds from mortgage loans payable	2,706,150	1,451,329
Repayments of mortgage loans payable	(132,000)	(293,864)
Principal payments on mortgage loans payable	-	(814)
Payment of financing costs	(36,430)	(73,146)
Redemption of member units	(85,734)	-
Proceeds from issuance of member units	4,905,666	3,358,088
Distributions	(24,052)	(236,869)
Net cash provided by financing activities	7,333,600	4,204,724
Net decrease in cash, cash equivalents and restricted cash	617,650	(355,223)
Cash, cash equivalents and restricted cash, beginning of year	$467,220	$699,862
Cash, cash equivalents and restricted cash, end of Period	$1,084,870	$344,639

Supplemental cash flow information:
Cash paid for interest	$190,062	$39,054
Supplemental disclosure of noncash operating, investing and financing activities:
Acquisitions of real estate assets	$(5,334,698)	$(2,503,450)
Reductions of note receivable - related party	$4,130,816	$2,610,000
Increase in accrued capital costs due to related party	$-	$140,000
Assumption of deferred financing costs	$(49,835)	$-
Assumption of mortgage loans payable	$2,348,250	$-
Deposits used for issuance of member units	$(79,215)	$-
Distribution payable used for issuance of member units	$(108,656)	$-
Increase in distribution payable	$229,806	$-
Decrease in other liabilities used for issuance of member units	$(1,240)	$-
Issuance of member units from distributions reinvested	$667,276	$-
Members’ commitments	$(330,894)	$-
Increase in capital reductions	$(1,471,610)	$(246,550)

See notes to consolidated financial statements.

F-5

Roots Real Estate Investment Community I, LLC and Subsidiary

Notes to the Consolidated Financial Statements (UNAUDITED)

June 30, 2023

1. Formation and Organization

Roots Real Estate Investment Community I, LLC (the “Company”) was formed on December 8, 2020, as a Georgia Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company’s purpose is to create a real estate investment portfolio, leveraging professional real estate expertise with technology, scale, and local market insights to generate attractive returns for its Members and unique opportunities and value to the communities that it serves. The Company began substantive operations in May 2021.

Substantially all the Company’s business is managed by Roots REIT Management, LLC (the “Manager”), a Georgia limited liability company. The Manager uses its resources to find and acquire residential real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that has value-add potential; however, the Manager is not limited to searching only in the Atlanta MSA.

On May 27, 2022, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $75,000,000 in Units, for an initial price of $110.00 per unit.

A maximum of $75,000,000 in the Company’s Units may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of Units. Seed InvestCo, LLC (the “Sponsor”), the owner of the Manager, received 500 Units for $1,000 in exchange for organization and formation costs incurred on behalf of the Company. Prior to the offering circular being qualified by the SEC, the Company sold approximately 44,971, 18,489, and 455 Units at a price of $100.00, $108.00, and $110.00 per unit, respectively, for a total of approximately $6,526,000. The Offering was qualified on June 21, 2022. As of December 31, 2022 the Company sold 82,169 Units, for a total of $8,546,232. As of December 31, 2022 the Company redeemed approximately 2,485 Units for a total of $269,422. Between January 1, 2023 and June 30, 2023, the Company sold approximately 1,080, 8,713, 10,294, and 24,234 Units at a price of $108.00, $115.00, $118.00, and $120.00 per unit, respectively, for a total of approximately $5,241,407. Between January 1, 2023 and June 30, 2023, the Company redeemed approximately 731 Units for a total of $85,734. In aggregate, the Sponsor purchased approximately 1,508, 631, 29, 29, 28, and 28 Units at a price of $100.00, $108.00, $110.00, $112.00, $115.00, and $118.00 per unit, respectively, for a total of $182,995.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

F-6

Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.

Real Estate Acquisitions

The Company acquires real estate assets from its Manager or Sponsor, both of which are related parties of the Company. As a result of the related party nature of the transactions, the Company is required to record the real estate assets acquired at the related party’s historical cost, or carryover basis. The difference between the purchase price to acquire the real estate assets and the carryover basis in the real estate assets results in a reduction of the Company’s capital (see Note 3).

Depreciation

Depreciation of buildings and building improvements is computed on the straight-line method over an estimated useful life of 27.5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expenses amounted to $130,582 and $28,892 for the six months ended June 30, 2023 and 2022, respectively and are included in depreciation in the accompanying consolidated statements of operations.

Impairment of Real Estate

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the six months ended June 30, 2023 and 2022, the Company did not record any impairment charges related to its real estate investments.

Revenue Recognition and Expenses

The majority of the Company’s revenues are earned through the lease of rental space at its underlying residential properties. These revenues are accounted for as leases under Accounting Standards Codification Topic 840, Leases (ASC 840).

Interest income is recognized on the accrual basis and recorded in the period in which it is earned.

Expenses are recognized when incurred.

Cash, Cash Equivalents and Restricted Cash

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$1,005,456	$446,324
Restricted cash	79,414	20,896
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$1,084,870	$467,220

F-7

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.

Restricted cash consists of amounts held in escrow accounts.

Resident Receivables

Resident receivables are comprised of rents and other fees due from residents. The Company performs on-going credit evaluations of its residents and maintains an allowance for doubtful accounts when considered necessary. Bad debts are provided using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding resident receivables on an ongoing basis. The allowance for doubtful accounts was $0 as of June 30, 2023 and December 31, 2022, respectively.

Deferred Financing Costs and Amortization

Deferred financing costs represent costs incurred to obtain financing. They are recorded at cost and amortized using the straight-line method, which approximates the effective interest method, over the life of the related loan. Deferred financing costs are presented as a direct deduction from the carrying amount of the mortgage loans payable in the accompanying consolidated balance sheets. For the six months ended June 30, 2023 and 2022, the Company incurred financing costs of $36,430 and $73,146, respectively. In addition, for the six months ended June 30, 2023 and 2022, amortization of deferred financing costs totaled $38,387 and $1,415, which is included in interest expense in the accompanying consolidated statements of operations.

Member Unit Redemptions

The Company offers partial liquidity for its Members on a quarterly basis in the form of a partial redemption by the Company of a Member’s Units. Each quarter, no more than 5% of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed in any one quarter. In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established value per Unit for the quarter then ending. The redemption price per Unit will be decreased by 6% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. The Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s offer for redemption at any time, without notice, for any reason or no reason.

Because the net asset value (“NAV”) per unit is calculated at the end of each quarter, the redemption price for Units held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a Member will receive may be different from the redemption price on the day the redemption request is made.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed Members, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate, will be filed, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.

F-8

Distributions

To date, the Manager has declared quarterly cash distributions of $1.50 per Unit for Members of record as of the close of business on February 28, 2023 and cash distributions of $2.00 per Unit for Members of record as of the close of business on May 31, 2023. As of June 30, 2023 and December 31, 2022, distributions in the amount of $377,077 and $423,001, respectively, have been declared, of which $229,806 and $120,211 were accrued and included in distributions payable in the accompanying consolidated financial statements, respectively.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operates as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its Members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its Members, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Risks and Uncertainties

In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company’s real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by the Company. Inflation risk is the risk that rising prices could increase the Company’s operating expenses and impact residents.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (ASU 2016-02), establishing Accounting Standards Codification Topic 842 (ASC 842). Lessor accounting will remain substantially similar to the current accounting; however, certain refinements were made to conform the standard with ASC 606, Revenue from Contracts with Customers. ASC 842 requires all lessees to record a lease liability at lease inception, with a corresponding right of use (ROU) asset, except for short-term leases. ASC 842 was effective for the Company on January 1, 2022. The Company elected to use the practical expedient package, which allows the Company not to reassess prior conclusions about lease identification, lease classification, and initial direct costs. For leases with a term of 12 months or less, the Company will make an accounting policy election by class of underlying asset to not recognize lease liabilities and ROU assets.

For leases where the Company is the lessor, the Company’s accounting for lease components was largely unchanged from existing GAAP; the Company elected the practical expedient to not separate non-lease components from lease components. The Company will account for these line items as a single combined lease component, rental revenue, on the basis of the lease component being the predominant component in the contract. The Company elected to use the practical expedient in transition to not re-evaluate costs that were previously capitalized, including leasing legal costs, under ASC 840.

In addition, ASC 842 establishes a new methodology for assessing the collectability of accounts receivable, whereby it must be concluded that it is probable that substantially all of the receivables will be collected, if not the Company must fully reserve the accounts receivable balance. The adoption of the new methodology did not have a material impact on the Company’s consolidated financial statements.

F-9

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (ASU 2016-13), establishing Accounting Standards Codification Topic 326 (ASC 326). ASC 326 requires entities to estimate a lifetime expected credit loss for most financial assets, including (i) trade and other receivables, (ii) other long-term financings including available for sale and held-to-maturity debt securities and (iii) loans. Subsequently, the FASB issued Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which amends the scope of ASU 2016-13 and clarified that receivables arising from operating leases are not within the scope of the standard and should continue to be accounted for in accordance with the leases standard (ASC 842). ASC 326 was effective January 1, 2023. The adoption of ASC 326 did not have a material impact on the Company’s consolidated financial statements.

3. Real Estate

During the six months ended June 30, 2023, the Company acquired twenty-three properties located in the Atlanta MSA for an aggregate purchase price of $6,478,326. The Company also sold one asset for $320,668. The table below shows aggregate asset acquisition detail as of June 30, 2023:

June 30, 2023
Land	$1,231,389
Building and improvements	4,152,404
Capital reductions	1,094,533
$6,478,326

4. Mortgage Loans Payable

On December 28, 2021, the Company obtained a mortgage loan, secured by 9 properties, totaling $1,350,000. As of June 30, 2023, the outstanding principal balance was $1,350,000. The loan matures December 29, 2041 and bears interest at a rate of 3.51% for the first 84 months and thereafter at a variable rate based on SOFR plus 3.25% through the maturity date. Interest only payments are due on a monthly basis through the maturity date.

On April 18, 2022, the Company obtained a mortgage loan, secured by 6 properties, for $1,451,329. As of June 30, 2023, the outstanding principal balance was $1,451,329. The loan matures May 9, 2027, and bears interest at 6.40%. Interest only payments are due on a monthly basis through the maturity date.

On January 1, 2023 the Company assumed a loan secured by 17 properties for $2,348,250. As of June 30, 2023 the principal balance was $2,348,250. The loan matures on October 21, 2028, and bears interest at a fixed rate of 4.33%. Payment of the outstanding principal on the maturity date. Interest only payments are due on a monthly basis through the maturity date.

On January 5, 2023 the Company acquired a loan secured by 5 properties for $1,222,200. As of June 30, 2023 the principal balance was $1,222,200. The loan matured on July 4, 2023, and bears interest at 8.00% (see Note 7). Payment of principal and interest is due at the loan maturity date.

On March 8, 2023, the Company extended an existing mortgage loan of $912,101 until March 8, 2024 and extinguished part of the mortgage loan by paying down the principal of $132,000. As of June 30, 2023 the principal balance was $780.101. The loan will mature on March 8, 2024, and bears interest at 8.00%. Payment of principal and interest is due at the loan maturity date.

On April 14, 2023, the Company acquired a mortgage loan secured by six properties for $1,483,950. As of June 30, 2023 the principal balance was $1,483,950. The loan matured on July 14, 2023, and bears interest at 8.00% (see Note 7). Payment of principal and interest is due at the loan maturity date.

For the six months ended June 30, 2023 and 2022, the Company incurred interest expense related to its mortgage loans payable of $190,062 and $39,504, respectively.

As of June 30, 2023 and December 31, 2022, the amounts outstanding under the mortgage loans payable and unamortized deferred financing costs were as follows, respectively:

	June 30, 2023	December 31, 2022
Mortgage loans payable	$8,635,830	$3,713,430
Less: unamortized deferred financing costs	(164,292)	(116,414)
Mortgage loans payable, net	$8,471,538	$3,597,016

F-10

As of June 30, 2023, future scheduled principal payments on mortgage loans payable are as follows:

As of June 30, 2022	Principal Due
July 1, 2023 to December 31, 2023	$2,706,150
2024	780,101
2025	-
2026	2,348,250
2027	1,451,329
2028	-
Thereafter	1,350,000
Total	$8,635,830

5. Related Party Arrangements

Roots REIT Management, LLC and Seed InvestCo, LLC

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis. The Manager and Sponsor are responsible for identifying and making acquisitions and investments on behalf of the Company. As of June 30, 2023, the Company had advanced $5,117,790 to the Sponsor for certain acquisitions identified. Advances bear interest at 6%, which is calculated on each individual advance as of the date of such advance. For the six months ended June 30, 2023, the Company earned interest income related to advances to the Sponsor totaling $153,427, of which $92,525 was accrued along with certain operating reimbursements of $11,958 which are included in due from related parties, net. Additionally, the Company had $55,033 in payables to the Sponsor related to the purchase of six (6) properties which are included in due from related parties, net in the accompanying consolidated financial statements.

The Manager is entitled to a 10% property management fee, which is calculated as 10% of all rents collected for each month. The fee is paid monthly. During the six months ended June 30, 2023 and 2022, the Company incurred property management fees totaling $65,233 and $24,047 to the Manager. Additionally, the Company had $17,156 in payables to the Manager related to various expenses paid by the Manager on the Company’s behalf which are included in due from related parties, net in the accompanying consolidated financial statements.

The Manager may retain one or more of its affiliates to perform services for the Company’s real estate investments, including property management, leasing, and construction management services.

6. Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

7. Subsequent Events

The Company evaluated subsequent events through September 19, 2023 which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein and below.

During July 2023, the Company paid cash distributions of $29,550.

On July 4, 2023, the Company extended an existing mortgage loan of $1,222,200 until January 5, 2024 (see Note 4).

On July 14, 2023, the Company extended an existing mortgage loan of $1,483,950 until October 14, 2024 (see Note 4).

On July 17, 2023, the Company acquired loan secured by six properties for an aggregate amount of $1,699,100.

Between July 1, 2023 and September 19, 2023, the Company issued 4,412 Units at a unit price of $120.00 and 21,988 Units at a share Unit of $124.00, for $3,255,985 in offering proceeds. As of September 19, 2023, the aggregate Units outstanding were 150,867 units for total offering proceeds of approximately $16,844,756.

F-11

PART III – Item 4. Exhibits

Index to Exhibits

Exhibit No	Description

2.1*	Certificate of Organization (Incorporated by reference to Exhibit 2.1 to the Company’s confidential draft Offering Circular on Form 1-A, filed on February 24, 2022)
2.2*	Certificate of Amendment (Incorporated by reference to Exhibit 2.2 to the Company’s confidential draft Offering Circular on Form 1-A, filed on February 24, 2022)
2.3*	Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Circular on Form 1-A, filed on May 27, 2022)
4*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4 to the Company’s Offering Circular on Form 1-A, filed on May 27, 2022)

*Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 09/29/2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel Dorfman	Principal Executive Officer of Manager
Daniel Dorfman	(Principal Executive Officer)	September 29, 2023

/s/ Larry Dorfman	Principal Financial Officer of Manager
Larry Dorfman	(Principal Financial Officer)	September 29, 2023

/s/ Mel Myrie	Principal Accounting Officer of Manager
Mel Myrie	(Principal Accounting Officer)	September 29, 2023

Safe Harbor Statement

This Semiannual Report on Form 1-SA contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as amended (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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